Mail Stop 6010

October 3, 2007

Rachel A. Seifert
Senior Vice President, Secretary and General Counsel
CHS/Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

> **Re: CHS/Community Health Systems, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 25, 2007**
> **File No. 333-146278**

Dear Ms. Seifert:

This is to advise you that we have performed a limited review of the above registration statement. We note you are registering the transaction in reliance on the staff's position set forth in *Exxon Capital Holdings Corp.* (April 13, 1988). *See also Morgan Stanley & Co. Inc.* (June 5, 1991) and *Shearman & Sterling* (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating you are registering the exchange offer in reliance on our position contained in these letters, and include the representations contained in the *Morgan Stanley* and *Shearman & Sterling* no-action letters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joshua N. Korff, Esq.
       Kirkland & Ellis LLP
       Citicorp Center
       153 East 53rd Street
       New York, New York 10022